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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45640

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/22 (MM/DD/YY) AND ENDING 06/30/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KA Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2121 Avenue of the Stars, 9th Floor
(No. and Street)

Los Angeles	CA	90067
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name – *if individual, state last, first, middle name*)

559 Parkway North Suite 200	Deerfield	IL	60015
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Paul Stapleton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KA Associates, Inc., as of June 30, 20 23, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO
Title

See Attached Form
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT **GOVERNMENT CODE § 8202**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Los Angeles

Subscribed and sworn to (or affirmed) before me on

this 14th day of September 2023, by
Date *Month* *Year*

(1) Paul Stapleton

(and (2) N/A),
Name(s) of Signer(s)

LISA DORFMAN
Notary Public - California
Los Angeles County
Commission # 2328434
My Comm. Expires May 25, 2024

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Place Notary Seal and/or Stamp Above

Signature ______________
Signature of Notary Public

OPTIONAL

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ______________

Document Date: ______________ Number of Pages: ______________

Signer(s) Other Than Named Above: ______________

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of KA Associates, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of KA Associates, Inc. (the "Company") as of June 30, 2023 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2016.

Marcum LLP

Deerfield, IL
September 14, 2023

KA Associates, Inc.
Statement of Financial Condition
June 30, 2023

Assets		
Cash and cash equivalents	$	247,625
Investment in securities, at fair value		91,453
Receivable from broker-dealer and clearing firm		20,961
Prepaid expenses		5,938
Clearing deposit at broker		75,000
Deposit with FINRA		2,332
Dividends receivable		2,359
Total Assets	$	445,668
Liabilities and Stockholders' Equity		
Liabilities		
Due to related party, net	$	34,385
Payable to broker-dealer and clearing firm		1,583
Accrued expenses and other liabilities		8,065
Total Liabilities		44,033
Stockholders' Equity		
Common stock, no par value; authorized, issued and outstanding 7,225 shares		219,285
Additional paid-in capital		455,000
Accumulated deficit		(272,650)
Total Stockholders' Equity		401,635
Total Liabilities and Stockholders' Equity	$	445,668

The accompanying notes are an integral part of this financial statement.

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

KA Associates, Inc. (the "Company") is a corporation organized under the laws of the state of Nevada on January 25, 1993. The Company is a registered broker-dealer under the Securities Exchange Act of 1934. The Company operates under a membership agreement with the Financial Industry Regulatory Authority ("FINRA") and is a member of the Securities Investor Protection Corporation ("SIPC"). The Company is an introducing broker dealer and clears its securities transactions on a fully disclosed basis with a clearing broker. The Company does not carry security accounts for customers or perform custodial functions related to customer securities.

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Cash, Cash Equivalents, and Restricted Cash

The Company maintains its cash balance with National Financial Services LLC ("NFS"), a broker-dealer and clearing firm. This balance is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At times, cash balances may be in excess of Federal Deposit Insurance Corporation Insurance limits.

The Company is required to maintain a clearing deposit account pursuant to its securities clearance agreement with NFS. The required deposit is subject to increase based on changes in the mix of securities transactions executed by the Company's customers. At June 30, 2023, the cash deposit required was $75,000.

The Company also holds cash in a flex-funding account at FINRA for filing fees and other FINRA related charges.

Receivable from Broker-Dealer and Clearing Firm

Receivable from broker-dealer and clearing firm represents commissions earned by the Company from brokerage transactions not yet received from the clearing broker. No allowance was deemed necessary as of June 30, 2023 since the Company has determined all receivables from broker-dealer and clearing firm to be collectible.

Income Taxes

The Company is a C Corporation under the U.S. Internal Revenue Code. The Company did not record a tax provision as it does not anticipate any deferred tax liability or deferred tax assets.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholders' equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company determined that no liability was required at June 30, 2023. As of June 30, 2023, the Company remains subject to examination by various tax

jurisdictions for fiscal years ending after June 30, 2018. There are currently no examinations being conducted of the Company by the Internal Revenue Service or any other taxing authority.

At June 30, 2023, the Company had NOLs remaining of approximately $85,000. These NOLs result in a deferred tax asset of approximately $18,000 which was reduced by a valuation allowance in the amount of $18,000.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs are to be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

At June 30, 2023, the Company holds an investment in a security, which is recorded at fair value. The investment is classified as a Level 1 common stock asset and had a fair market value of $91,453 at June 30, 2023.

3. Off Balance Sheet Risk, Concentration Risk, and Regulatory Risk

The Company's customers' securities transactions are introduced on a fully disclosed basis to its clearing broker. The clearing broker carries all the Company's customers' money balances and long and short security positions and is responsible for collection and payment of funds and receipt and delivery of securities relative to customer transactions. These transactions may expose the Company to off-balance-sheet risk, wherein, pursuant to the clearance agreement between the Company and its clearing broker, the clearing broker may charge the Company for any losses it incurs in the event that customers may be unable to fulfill their contractual commitments and margin requirements are not sufficient to fully cover losses. As the right to charge the Company has no maximum amount and

applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and ensure that customer transactions are executed properly by the clearing broker which is subject to the credit risk of the clearing broker. Additionally, in accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts. The Company maintains its cash balance with its clearing broker. The Company is subject to the counterparty risk to the extent that its clearing broker is unable to fulfill contractual obligations on its behalf. The Company's management monitors the financial condition of its clearing broker and does not anticipate any losses from this counterparty.

The Company is required to be compliant with FINRA and Securities and Exchange Commission ("SEC") requirements on an ongoing basis and is subject to multiple operating and reporting requirements to which all broker-dealer entities are subject. If the Company fails to comply with regulatory requirements, it could be subject to loss of its licenses and registration and/or economic penalties.

4. Net Capital Requirement

The Company, as a registered broker-dealer, is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1, and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2023, the Company's net capital was $362,524 which was $357,524 in excess of its minimum requirement of $5,000 and the Company's percentage of aggregate indebtedness to net capital was 12.15%.

The Company is also required, pursuant to its securities clearance agreement with NFS, to maintain net capital in an amount which is the greater of the Company's net capital requirement as calculated in accordance with Uniform Net Capital Rule 15c3-1 or an amount determined in the sole discretion of NFS, within its reasonable business judgment. At June 30, 2023, the minimum net capital required by NFS was $150,000 and the Company's net capital in excess of its requirement with NFS was $212,524.

5. Related-Party Transactions

The Company is charged an allocation of expenses related to personnel, office facilities and equipment, and other general operating services that are borne by KACALP, an affiliate of the Company by virtue of common control. As of June 30, 2023, the Company owes KACALP a total of $24,200 for these expenses, which is included in Due to related party, net.

The Company holds shares in a closed-end fund that is managed by a subsidiary of KACALP. The fair value of the investment was $91,453 as of June 30, 2023.

KACALP reimburses the Company for private placement fees and incur various operating, legal, professional, and other expenditures on behalf of the Company. The clearing broker charges the Company fees for recording customers' initial investment in KACALP private limited partnerships. Fees are also charged on all subsequent contributions and withdrawals. As of year-end, the Company has a receivable of $1,750 for private placement fees from KACALP which is included in Due to related party, net.

6. Subsequent Events

An evaluation of subsequent events through September 14, 2023, the issuance date of the financial statement, has determined no items require recognition or disclosure.